Exhibit 99.1

Baozun Announces First Quarter 2024 Unaudited Financial Results

SHANGHAI, China, May 28, 2024 - Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “I’m pleased with our solid execution of transformation in the first quarter of 2024. E-Commerce has made progress in growing service revenue and introducing high-quality exclusive distribution models. Brand Management continues to advance in transforming Gap China, launching several China-for-China products and merchandising programs, which have shown positive market acceptance. With these encouraging results, we are confident and committed to our strategic transformation to drive growth.”

Ms. Catherine Zhu, Chief Financial Officer of Baozun, commented, “I’m delighted to report that Baozun achieved a 5% year-over-year revenue growth, driven by Brand Management’s increased contributions and better topline momentum from E-Commerce. We also enriched operating cash flows and free cash flow, achieving a solid year-over-year improvement. Additionally, the operating cash flow for our E-Commerce segment in the first quarter turned positive for the first time since 2019. As we navigate through 2024, our focus remains on driving strategic growth, ensuring financial stability, and creating sustainable value for our shareholders.”

First Quarter 2024 Financial Highlights

●	Total net revenues were RMB1,979.8 million (US$[1]274.2 million), representing an increase of 4.9% compared with RMB1,887.8 million for the same period of 2023.

●	Loss from operations was RMB54.8 million (US$7.6 million), compared with RMB40.6 million in the same quarter of last year. Operating margin was negative 2.8%, compared with negative 2.2% for the same period of 2023.

●	Non-GAAP loss from operations[2] was RMB17.5 million (US$2.4 million), compared with RMB9.7 million in the same quarter of last year, with the increase loss mainly due to loss from Brand Management. Non-GAAP operating margin was negative 0.9%, compared with negative 0.5% for the same period of 2023.

●	Adjusted operating profit of E-Commerce[3] was RMB11.8 million (US$1.6 million), compared with RMB25.2 million for the same period of 2023.

●	Adjusted operating loss of Brand Management[3] was RMB29.3 million (US$4.0 million), compared with RMB34.9 million for the same period of 2023.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB66.6 million (US$9.2 million), narrowed from RMB83.5 million for the same period of 2023.

●	Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.[4] was RMB15.4 million (US$2.1 million), compared with RMB13.1 million for the same period of 2023.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[5]”) were both RMB1.10 (US$0.15), improved from both RMB1.42 for the same period of 2023.

●	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS[6] were both RMB0.25 (US$0.03), respectively, compared with both RMB0.22 for the same period of 2023.

●	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB2,946.7 million (US$408.1 million), as of March 31, 2024, compared with RMB 3,072.8 million as of December 31, 2023.

 1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs.

3 Following the acquisition of Gap Shanghai, the Group updated its operating segment structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management, for more information, please refer to Supplemental Information.

4 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss.

5 Each ADS represents three Class A ordinary shares.

6 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits/losses by segment are included in the Segments data of Segment Information.

Business Highlights

Baozun e-Commerce, or “BEC”

Baozun e-Commerce includes our China e-commerce businesses, such as brands' store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing. During the quarter, total service revenue returned to growth, with double digit growth in sportswear store operation revenues and strong performance in digital marketing and IT services.

Omni-channel expansion remains a key theme for our brand partners. By the end of the first quarter, approximately 42.8% of our brand partners engaged with us for store operations of at least two channels.

Baozun Brand Management, or “BBM”

BBM engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to forge longer and deeper relationships with brands.

Currently, we have Gap brand and Hunter brand under our Brand Management business line. During the quarter, product sales revenue for Brand Management totaled RMB312.9 million, a year-over-year increase of 65.6% from RMB189.0 million in the same quarter of last year. The year-over-year comparison also included a timing impact, as the Company started consolidation of Gap Shanghai in February 2023. Gross profit margin of product sales for Brand Management in the first quarter of 2024 was 53.1%.

First Quarter 2024 Financial Results

Total net revenues were RMB1,979.8 million (US$274.2 million), an increase of 4.9% from RMB1,887.8 million in the same quarter of last year. The increase in total net revenues was mainly driven by a 65.6% increase in product sales revenue of Brand Management.

Total product sales revenue was RMB707.5 million (US$98.0 million), compared with RMB666.1 million in the same quarter of last year, of which,

●	Product sales revenue of E-Commerce was RMB394.6 million (US$54.7 million), a decrease of 17.3% from RMB477.1 million in the same quarter of last year. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, especially in the fast-moving consumer goods sector.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories 7 for the periods indicated:

	For the three months ended March 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	225.3	11%	190.7	26.4	10%	-15%
Beauty and cosmetics	66.5	4%	69.0	9.6	3%	4%
Fast moving consumer goods	66.6	4%	32.6	4.5	2%	-51%
Others	118.7	6%	102.3	14.2	5%	-14%
Total net revenues from product sales of E-Commerce	477.1	25%	394.6	54.7	20%	-17%

●	Product sales revenue of Brand Management was RMB312.9 million (US$43.3 million), an increase of 65.6% from RMB189.0 million in the same quarter of last year. The increase was primarily attributable to a full three-month operational period in this quarter compared to two-month operational period in the same quarter of last year.

7 Key categories refer to the categories that accounted for no less than 10% of product sales of E-Commerce revenues during the periods indicated.

Services revenue was RMB1,272.2 million (US$176.2 million), an increase of 4.1% from RMB1,221.7 million in the same quarter of last year. The increase was primarily due to the double-digit growth in digital marketing and IT solutions.

The following table sets forth a breakdown of services revenues by service type for the periods indicated:

	For the three months ended March 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Services revenue
Online store operations	364.1	19%	366.6	50.7	19%	1%
Warehousing and fulfillment	487.3	26%	461.9	64.0	23%	-5%
Digital marketing and IT solutions	377.4	20%	462.2	64.1	23%	22%
Inter-segment eliminations[8]	(7.1)	0%	(18.5)	(2.6)	-1%	161%
Total net revenues from services	1,221.7	65%	1,272.2	176.2	64%	4%

Breakdown of total net revenues of online store operations of services by key categories 9 of services for the periods indicated:

	For the three months ended March 31,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	255.6	14%	277.2	38.4	14%	8%
- Luxury	99.0	5%	96.4	13.4	5%	-3%
- Sportswear	88.9	5%	111.7	15.4	6%	26%
- Other apparel	67.7	4%	69.1	9.6	3%	2%
Others	108.5	6%	89.4	12.3	4%	-18%
Inter-segment eliminations[10]	(5.4)	-1%	(8.1)	(1.1)	0%	50%
Total net revenues from online store operations in services	358.7	19%	358.5	49.6	18%	0%

Total operating cost and expenses were RMB2,034.6 million (US$281.8 million), compared with RMB1,928.4 million in the same quarter of last year.

●	Cost of products was RMB487.1 million (US$67.5 million), compared with RMB505.1 million in the same quarter of last year. The decrease was primarily due to the decline in product sales volume of E commerce, partially offset by the cost of product increase related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

8 The inter-segment eliminations mainly consist of revenues from digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

9 Key categories refer to the categories that accounted for no less than 10% of services revenue of E-Commerce during the periods indicated.

10 The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

●	Fulfillment expenses were RMB546.4 million (US$75.7 million), compared with RMB567.6 million in the same quarter of last year. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, together with savings in Gap logistics expenses post-acquisition.

●	Sales and marketing expenses were RMB694.0 million (US$96.1 million), compared with RMB592.7 million in the same quarter of last year. The increase was mainly due to more active performance-driven digital marketing activities during the quarter.

●	Technology and content expenses were RMB133.2 million (US$18.4 million), compared with RMB114.9 million in the same quarter of last year. The increase was mainly due to more revenues from IT solutions during the quarter, partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB179.1 million (US$24.8 million), compared with RMB163.2 million in the same quarter of last year. The increase was primarily due to the increase in staff cost, as well as strategic investments in initiatives in high-quality digitalized distribution, Creative Content to Commerce business and brand management.

Loss from operations was RMB54.8 million (US$7.6 million), compared with RMB40.6 million in the same quarter of last year. Operating margin was negative 2.8%, compared with negative 2.2% in the same quarter of last year.

Non-GAAP loss from operations was RMB17.5 million (US$2.4 million), compared with RMB9.7 million in the same quarter of last year. The loss was mainly due to the loss generated from Brand Management business. Non-GAAP operating margin was negative 0.9%, compared with negative 0.5% in the same quarter of last year.

Adjusted operating profit of E-Commerce was RMB11.8 million (US$1.6 million), compared with RMB25.2 million in the same quarter of last year. Adjusted operating loss of Brand Management was RMB29.3 million (US$4.0 million), compared with RMB34.9 million in the same quarter of last year.

Unrealized investment loss was RMB17.0 million (US$2.4 million), compared with RMB42.6 million unrealized investment loss in the same quarter of last year. The unrealized investment loss of this quarter was mainly related to the decrease in the trading price of Lanvin Group, a company successfully listed on the New York stock exchange in December 2022 that the Company invested in June 2021.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB66.6 million (US$9.2 million), compared with RMB83.5 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB1.10 (US$0.15), compared with both RMB1.42 for the same period of 2023.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB15.4 million (US$2.1 million), compared with RMB13.1 million in the same quarter of last year.

Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB0.25 (US$0.03), compared with RMB0.22 for the same period of 2023.

Segment Information

(a)	Description of segments

Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce and (ii) Brand Management;

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a >	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b >	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands. Currently, the Company runs brand management operations for the Gap and Hunter brands in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended March 31, 2023 and 2024, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the three months ended March 31,
	2023	2024
	RMB	RMB
Net revenues:
E-Commerce	1,705,797	1,684,276
Brand Management	189,124	313,988
Inter-segment eliminations *	(7,125)	(18,494)
Total consolidated net revenues	1,887,796	1,979,770

Adjusted Operating Profits (Losses) **:
E-Commerce	25,272	11,758
Brand Management	(34,947)	(29,303)
Total Adjusted Operating Losses	(9,675)	(17,545)
Inter-segment eliminations *	-	-
Unallocated expenses:
Share-based compensation expenses	(20,103)	(29,324)
Amortization of intangible assets resulting from business acquisition	(8,142)	(7,911)
Acquisition-related expenses	(2,709)	-
Total other expenses	(37,016)	(8,236)
Loss before income tax and share of income in equity method investment	(77,645)	(63,016)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

Update in Share Repurchase Programs

On January 24, 2024, the Company’s board of directors authorized the management to set up and implement a new share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from January 24, 2024. In April, the Company repurchased approximately 845 thousand of ADSs for approximately US$2.1 million under its share repurchase program through open market.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Tuesday, May 28, 2024 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	3291050

A replay of the conference call may be accessible through June 4, 2024 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	2965819

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. The Company defines non-GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 450 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines - Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,149,531	1,946,648	269,608
Restricted cash	202,764	352,777	48,859
Short-term investments	720,522	647,239	89,642
Accounts receivable, net	2,184,729	1,713,723	237,348
Inventories	1,045,116	1,084,466	150,197
Advances to suppliers	311,111	264,877	36,685
Prepayments and other current assets	590,350	688,773	95,394
Amounts due from related parties	86,661	86,191	11,937
Total current assets	7,290,784	6,784,694	939,670

Non-current assets
Long term investments	359,129	347,107	48,074
Property and equipment, net	851,151	821,130	113,725
Intangible assets, net	306,420	297,276	41,172
Land use right, net	38,464	38,208	5,292
Operating lease right-of-use assets	1,070,120	952,432	131,910
Goodwill	312,464	312,464	43,276
Other non-current assets	45,316	71,143	9,853
Deferred tax assets	200,628	204,409	28,310
Total non-current assets	3,183,692	3,044,169	421,612

Total assets	10,474,476	9,828,863	1,361,282

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	1,115,721	1,099,789	152,319
Accounts payable	563,562	454,686	62,973
Notes payable	506,629	373,137	51,679
Income tax payables	18,768	12,802	1,773
Accrued expenses and other current liabilities	1,188,179	986,727	136,660
Amounts due to related parties	32,118	4,515	625
Current operating lease liabilities	332,983	301,358	41,738
Total current liabilities	3,757,960	3,233,014	447,767

Non-current liabilities
Deferred tax liabilities	24,966	23,271	3,223
Long-term operating lease liabilities	799,096	708,487	98,124
Other non-current liabilities	40,718	40,115	5,556
Total non-current liabilities	864,780	771,873	106,903

Total liabilities	4,622,740	4,004,887	554,670

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Redeemable non-controlling interests	1,584,858	1,590,390	220,266

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 169,928,854 shares issued and outstanding as of December 31, 2023, and March 31, 2024, respectively)	93	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023, and March 31, 2024, respectively)	8	8	1
Additional paid-in capital	4,571,439	4,597,336	636,724
Treasury shares	-	-	-
Accumulated deficit	(506,587)	(573,226)	(79,390)
Accumulated other comprehensive income	32,251	43,887	6,078

Total Baozun Inc. shareholders' equity	4,097,204	4,068,100	563,426

Non-controlling interests	169,674	165,486	22,920

Total equity	4,266,878	4,233,586	586,346

Total liabilities, redeemable non-controlling interests and equity	10,474,476	9,828,863	1,361,282

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net revenues
Product sales (1)	666,069	707,524	97,991
Services	1,221,727	1,272,246	176,204
Total net revenues	1,887,796	1,979,770	274,195

Operating expenses (1)
Cost of products	(505,087)	(487,111)	(67,464)
Fulfillment(2)	(567,629)	(546,391)	(75,674)
Sales and marketing (2)	(592,687)	(694,043)	(96,124)
Technology and content(2)	(114,891)	(133,187)	(18,446)
General and administrative(2)	(163,227)	(179,087)	(24,804)
Other operating income, net	15,096	5,269	730
Total operating expenses	(1,928,425)	(2,034,550)	(281,782)
Loss from operations	(40,629)	(54,780)	(7,587)
Other income (expenses)
Interest income	17,853	19,174	2,656
Interest expense	(10,955)	(10,205)	(1,413)
Unrealized investment loss	(42,569)	(17,025)	(2,358)
Exchange loss	(1,345)	(180)	(25)
Loss before income tax and share of income in equity method investment	(77,645)	(63,016)	(8,727)
Income tax expense (3)	(1,755)	(7,102)	(984)
Share of loss in equity method investment, net of tax of nil	224	4,826	668
Net loss	(79,176)	(65,292)	(9,043)
Net loss attributable to noncontrolling interests	523	4,188	580
Net income attributable to redeemable noncontrolling interests	(4,894)	(5,533)	(766)
Net loss attributable to ordinary shareholders of Baozun Inc.	(83,547)	(66,637)	(9,229)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.47)	(0.37)	(0.05)
Diluted	(0.47)	(0.37)	(0.05)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.42)	(1.10)	(0.15)
Diluted	(1.42)	(1.10)	(0.15)
Weighted average shares used in calculating net loss per ordinary share
Basic	176,786,718	181,634,752	181,634,752
Diluted	176,786,718	181,634,752	181,634,752

Net loss	(79,176)	(65,292)	(9,043)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(7,797)	11,636	1,612
Comprehensive loss	(86,973)	(53,656)	(7,431)

(1)	Including product sales from E-Commerce and Brand Management of RMB394.6 million and RMB312.9 million for the three months period ended March 31, 2024, respectively, compared with product sales E-Commerce and Brand Management of RMB477.1 million and RMB189.0 million for the three months period ended March 31, 2023.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Fulfillment	1,011	2,062	286
Sales and marketing	7,866	10,009	1,386
Technology and content	1,543	4,292	594
General and administrative	9,683	12,961	1,795
	20,103	29,324	4,061

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB8.1 million and RMB7.9 million for the three months period ended March 31, 2023 and 2024, respectively.

(3) Including income tax benefits of RMB1.6 million and RMB1.5 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended March 31, 2023 and 2024, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Loss from operations	(40,629)	(54,780)	(7,587)
Add: Share-based compensation expenses	20,103	29,324	4,061
Amortization of intangible assets resulting from business acquisition	8,142	7,911	1,095
Acquisition-related expenses	2,709	-	-
Non-GAAP loss from operations	(9,675)	(17,545)	(2,431)

Net loss	(79,176)	(65,292)	(9,043)
Add: Share-based compensation expenses	20,103	29,324	4,061
Amortization of intangible assets resulting from business acquisition	8,142	7,911	1,095
Acquisition-related expenses	2,709	-	-
Unrealized investment loss	42,569	17,025	2,358
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,565)	(1,507)	(209)
Non-GAAP net loss	(7,218)	(12,539)	(1,738)

Net loss attributable to ordinary shareholders of Baozun Inc.	(83,547)	(66,637)	(9,229)
Add: Share-based compensation expenses	20,103	29,324	4,061
Amortization of intangible assets resulting from business acquisition	6,233	5,991	830
Acquisition-related expenses	2,709	-	-
Unrealized investment loss	42,569	17,025	2,358
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,188)	(1,127)	(156)
Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(13,121)	(15,424)	(2,136)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(0.22)	(0.25)	(0.03)
Diluted	(0.22)	(0.25)	(0.03)
Weighted average shares used in calculating net loss per ordinary share
Basic	176,786,718	181,634,752	181,634,752
Diluted	176,786,718	181,634,752	181,634,752